EXHIBIT 12.1

                      America Online, Inc. and Subsidiaries
        Statements RE Computation of Ratios of Earnings to Fixed Charges
              Three Months Ended September 30, 1999 and Years Ended
           June 30, 1999, June 30, 1998, June 30, 1997, June 30, 1996
                                  and June 30, 1995


                                 Three months          Year             Year          Year              Year            Year
                                    ended              ended           ended          ended            ended            ended
                              September 30, 1999   June 30, 1999   June 30, 1998  June 30, 1997    June 30, 1996    June 30, 1995
Fixed charges
Interest expense                     $ 6               $ 18             $ 13           $ 2               $ 1             $ 1
Amortization of bond
  issue costs                          -                  2                1             -                 -               -
Interest portion (1) of
  rent expense                        43                143              106            53                16               4
Total fixed charges                 $ 49              $ 163            $ 120          $ 55              $ 17             $ 5
Income (loss) before
  income taxes (2) (3) (4)
  (5) (6)                            302              1,096              (90)         (475)               69             (41)
Less interest capitalized             (1)                 -                -             -                 -               -
Earnings (7)                       $ 350            $ 1,259             $ 30        $ (420)             $ 86           $ (36)
Ratio of earnings to fixed
  charges                           7.14               7.72             0.25         (7.64)             5.06           (7.20)

1) The interest portion of the rent expense is estimated to be equal to 28% in year one, 18% in year two, 7% in year three and 5% in year four
2) Net income in the year ended June 30, 1999 includes special charges of $95 million of expense related to mergers and restructuring, $567 million net gain on sale of investments and $25 million in transition related expenses
3) Net loss in the fiscal year ended June 30, 1998, includes special charges of $75 million related to mergers and restructuring, $94 million related to acquired in-process research and development and $17 million related to settlements
4) Net loss in the fiscal year ended June 30, 1997, includes special charges of $385 million for the write-off of deferred subscriber acquisition costs, $49 million for restructuring, $24 million for a legal settlement, $24 million for contract terminations and $9 million related to acquired in-process research and development
5) Net income in the fiscal year ended June 30, 1996, includes special charges of $17 million for acquired in-process research and development and $8 million for the settlement of a class action lawsuit
6) Net loss in the fiscal year ended June 30, 1995, includes special charges of $50 million for acquired in-process research and development and $2 million for merger expenses
7) Earnings represent income from continuing operations before income taxes plus interest expense on indebtedness, amortization of debt discount, the portion of rent expense deemed representative of an interest factor and interest capitalized during the period is deducted because fixed charges include all interest, whether capitalized or expensed